Reply to
Lindley S. Branson
612 632-3024
Lindley.Branson@gpmlaw.com

September 20, 2005

United States Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Attn:	Rebecca J. Toton
Division of Corporation Finance

Re:	Webb Interactive Services, Inc. (“Webb”)
Post-effective Amendment No. 3 on Form SB-2 filed May 13, 2005
File No. 333-89600

Form 10-QSB/A for Fiscal Quarter Ended September 30, 2004
Form 10-KSB/A for Fiscal Year Ended December 31, 2004
Form 10-QSB/A for Fiscal Quarter Ended March 31, 2005
Form 8-K/A, filed July 21, 2005
File No. 00-28462

Ladies/Gentlemen:

This letter is furnished in response to the Staff’s September 1, 2005 comment letter. The numbers below refer to the number of the Staff’s comments in its September 1, 2005 letter to which the response relates.

Post Effective Amendment No. 3 to Form SB-2

2. Webb is not filing an amendment to the Form SB-2 at this time.

Form 10-KSB for the Fiscal Year Ended December 31, 2004, as Amended

3. Amended Exhibits 31.1 and 32.1 included with each of the amendments incorporated by reference the reports as originally filed, “as amended by” the applicable amendment. Nonetheless, in response to the Staff’s comment, Webb is filing amendments to the Form 10-KSB and Form 10-QSB.

Form 10-QSB for the Quarter Ended March 31, 2005

See response to No. 3, above.

Form 8-K/A, filed July 21, 2005

4. May 25, 2005 correspondence is filed herewith.

If the Staff has any questions regarding the information included in this response or regarding the amended reports, they are requested to contact the undersigned.

Very truly yours,

/S/ LINDLEY S. BRANSON
Lindley S. Branson
General Counsel
Webb Interactive Services, Inc.

LSB/pbk

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Lindley S. Branson
612 632-3024
lindley.branson@gpmlaw.com

May 25, 2005

Ms. Tamara Tangen

Staff Accountant

Securities and Exchange Commission

Mail Stop 04-06

Washington, D.C. 20549

Re:	Webb Interactive Services, Inc. Form 8-K
Filed February 16, 2005
File No. 000-28462

Dear Ms. Tangen:

An amended Form 8-K responding to your comments was filed on May 13, 2005. The delay in filing the amendment was due to a delay in getting the updated Exhibit 16 letter from Ernst & Young, the former accountants. The delay was not due to any disagreement, but rather Ernst & Young’s busy work schedule. Webb had an excellent working relationship with Ernst & Young and would not have considered changing auditing firms but for the significant anticipated increase in auditing expenses, particularly with the four largest accounting firms, as a result of the new reporting requirements.

In response to your comments, the first paragraph of the 8-K was revised to indicate that Ernst & Young declined to stand for re-appointment when the Company advised Ernst & Young that it had received a proposal from another auditing firm for the fiscal 2004 audit. The third paragraph was revised to indicate that there were no disagreements with Ernst & Young prior to its determination not to stand for re-appointment as the Company’s auditors.

A marked copy of the amended 8-K is enclosed showing the changes from the initial filing.

Very truly yours,

GRAY. PLANT, MOOTY,
MOOTY & BENNETT, P.A.

By	/S/ LINDLEY S. BRANSON
Lindley S. Branson

LSB/nlb

Enclosure

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(D) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): February 11, 2005

WEBB INTERACTIVE SERVICES, INC.

(Exact name of registrant as specified in its charter)

Colorado

(State or other jurisdiction of incorporation)

0-28462	84-1293864
(Commission File Number)	(IRS Employer Identification No.)

1899 Wynkoop, Suite 600, Denver, CO 80202

(Address of principal executive offices and Zip Code)

(303) 308-3180

(Registrant’s telephone number, including area code)

changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 4.01	Changes in Registrant’s Certifying Accountant

On February 11, 2005, Webb Interactive Services, Inc. (“Webb”) notified Ernst & Young LLP, Webb’s former public accounting firm, that Webb had received a proposal from Ehrhardt Keefe Steiner & Hottman PC (“EKS&H”) to serve as Webb’s independent registered public accounting firm and Ernst & Young LLP advised Webb that it declined to stand for re-appointment. On February 11, 2005, the Audit Committee of the Board of Directors of Webb voted to retain EKS&H as Webb’s independent registered public accounting firm to audit Webb’s financial statements for the year ended December 31, 2004.

During Webb’s two most recent fiscal years, the nine months ended September 30, 2004 and the subsequent interim period ended February 10, 2005, Webb (i) did not engage EKS&H to act as either the principal accountant to audit Webb’s financial statements or as an independent accountant to audit a significant subsidiary of Webb; (ii) did not consult with EKS&H on the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Webb’s financial statements; and (iii) did not consult with EKS&H on any matter that was either the subject of a disagreement or a reportable event, as those terms are defined in Item 304(a)(1)(iv) of Regulation S-B and the related instruction to Item 304 of Regulation S-B.

During the two fiscal years ended December 31, 2003, the nine months ended September 30, 2004 and the subsequent interim period ended February 10, 2005, there were no disagreements with Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Ernst & Young LLP, would have caused it to make reference to the subject matter of the disagreement in connection with its reports. Furthermore, Ernst & Young LLP’s audit reports for the two most recently completed fiscal years did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. In addition, during the Company’s two most recent fiscal years and through the issuance of Webb’s quarterly report for the nine months ended September 30, 2004, no reportable events, as defined in Item 304(a)(1)(iv)(B) of Regulation S-B, occurred.

A letter from Ernst & Young LLP regarding its concurrence with these statements is attached hereto as Exhibit 16.1.

On February 11, 2005, Webb issued a press release to report that it had retained EKS&H as its independent registered public accounting firm. A copy of the press release is attached hereto as Exhibit 99.1.

Item 9.01.	Financial Statements and Exhibits

(c)	Exhibits:

16.1	Letter from Ernst & Young LLP to the Securities and Exchange Commission dated May 11, 2005.

99.1	Webb Interactive Services, Inc.’s news release dated February 11, 2005 (filed with original filing).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 11, 2005	WEBB INTERACTIVE SERVICES, INC.

	By:	/s/ LINDLEY S. BRANSON
Lindley S. Branson
	Its:	Vice President and General Counsel

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